SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS STANSTED WINTER CAPACITY BY 40%

Ryanair, the World's favourite airline, today (21st July 09) announced a 40% capacity cutback in its Stansted Winter Schedule starting in October '09. Ryanair operated 40 aircraft from Stansted this summer but will reduce this to 24 aircraft (a 40% reduction) this winter with a 30% reduction in the number of weekly flights and a loss of 2.5m passengers at Stansted between October and March 2010.

Ryanair is cutting Stansted winter capacity by 40% for the following reasons:

1.   BAA Stansted is one of Ryanair's two most expensive bases (Dublin is the other) and the BAA has rejected Ryanair's calls for deep cuts in these high passenger fees this winter.

2.   The UK Government will increase its £10 tourist tax (APD) to £11 in November despite the continuing traffic and tourism collapse (down 6% in June) at the BAA's UK airports.

3.    The BAA Monopoly continues to increase airport charges as traffic falls and the BAA delays the sale of Gatwick and
       Stansted airports.

BAA TRAFFIC COLLAPSES WHILE RYANAIR GROWS

Traffic	BAA	Ryanair
June '08	13.5m	5.1m
June '09	12.7m	5.8m
Change	-0.8m	+0.7m

In recent months the Belgian, Dutch, Greek and Spanish governments have all scrapped tourist taxes and/or reduced airport charges to zero in order to stimulate tourism.  Ryanair will now switch these 16 aircraft to other European bases where governments are scrapping tourist taxes and/or reducing passenger fees to zero. Ryanair has written to Gordon Brown calling for this Government to scrap this damaging tourist tax and pushing for much lower, more competitive airport fees at the BAA Monopoly airports.

Announcing this 40% winter cutback at Stansted, Michael O'Leary said:

"Sadly UK traffic and tourism continues to collapse while Ryanair continues to grow traffic rapidly in those countries which welcome tourists instead of taxing them.  Ryanair's 40% capacity cutback at London Stansted shows just how much Gordon Brown's £10 tourist tax and the BAA Monopoly's high airport charges are damaging London and UK tourism and the British economy generally.

"In recent months the Belgian, Dutch, Greek and Spanish governments have all scrapped tourist taxes and/or reduced airport charges to zero in order to stimulate tourism. These cutbacks underline the urgent need to; (a) break-up the high cost BAA Airport Monopoly (as recommended by the Competition Commission) and (b)scrap Gordon Brown's insane and damaging £10 tourist tax which has caused UK traffic to collapse".

Ends.                                                           Tuesday, 21st July 2009

For further information please contact:

Stephen McNamara                                 Pauline McAlester

Ryanair Ltd                                               Murray Consultants

Tel: +353-1-8121212                                Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  21 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary